SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

March 1, 2011

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2010, together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report	1
•	Cover
•	Balance sheets	1
•	Statements of income	5
•	Statements of changes in shareholders’ equity	7
•	Statements of cash flows	8
•	Notes to the financial statements	10
•	Exhibits A through L, N and O	45
•	Consolidated balance sheets	62
•	Consolidated statements of income	66
•	Consolidated statements of cash flows	68
•	Consolidated statements of debtors by situation	70
•	Notes to the consolidated financial statements with subsidiaries	72
•	Exhibit l to the consolidated financial statements with subsidiaries	79
•	Earnings distribution proposal	82

INDEPENDENT AUDITOR’S REPORT
Translation into English – Originally issued in Spanish
See Note 23 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.
The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.
We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal controls relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.
As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph were prepared by the Bank in accordance with the accounting standards set forth by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

5.
As further explained in note 23, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.
In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2010, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the professional accounting standards effective in Argentina.

7.
With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 11, 2010, we issued an audit report that included qualifications for differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements.

8.	In compliance with current legal requirements, we report that:

a)
The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)
The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the reglamentary rules of the BCRA and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)
As of December 31, 2010, liabilities accrued for employer and employee contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 21,203,429, none of which was due as of that date.

d)
We applied the anti-money laundering and anti-terrorist financing procedures provided in the related professional standards issued by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires).

e)
During the fiscal year ended December 31, 2010, we invoiced fees for auditing services rendered to the Bank, which represent 99% of total invoicing to the Bank for any item, 78% of total auditing services invoiced to the Bank and its subsidiaries, and 77% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,
February 10, 2011

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CARLOS M. SZPUNAR
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 192 – Fo. 110

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2010

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE:  Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS:  Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA):  Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:  Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION:  March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER:  30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Carlos M. Szpunar
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

ASSETS

A.	CASH
	Cash on hand	1,206,489	1,110,141
	Due from banks and correspondents
	Central Bank of Argentina	2,805,679	2,693,319
	Local Other	11,763	11,299
	Foreign	271,702	324,410
	Other	249	237
		4,295,882	4,139,406

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings in investment accounts		659,371
	Holdings for trading or financial intermediation	306,494	67,823
	Government securities under repo transactions with Central Bank of Argentina	2,299,088	1,046,220
	Unlisted government securities	171,030	73,645
	Instruments issued by the Central Bank of Argentina	3,409,433	4,565,724
	less: Allowances (Exhibit J)		(44)
		6,186,045	6,412,739

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	335,970	205,817
	To the financial sector
	Interfinancing (granted call)	33,100	50,000
	Other financing to Argentine Financial Institutions	45,100	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	443	474
	To the non-financial private sector and foreign residents
	Overdrafts	1,984,571	1,348,982
	Documents	1,766,933	1,396,939
	Mortgage loans	873,671	716,390
	Pledged loans	345,269	261,251
	Personal loans	4,926,060	3,400,982
	Credit cards	1,470,396	893,450
	Other (Note 6.1.)	3,207,787	2,075,770
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	209,665	172,589
	less: Unearned discount	(28,644)	(20,466)
	less: Allowances (Exhibit J)	(470,730)	(416,233)
		14,699,591	10,126,387

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,519,076	1,259,703
	Amounts receivable from spot and forward sales pending settlement	111,229	1,343
	Securities and foreign currency receivable from spot and forward purchases pending settlement	164,731	592,941
	Unlisted corporate bonds (Exhibits B, C and D)	220,554	30,104
	Receivables from forward transactions without delivery of underlying asset	2,840	5,295
	Other receivables not covered by debtors classification standards (Note 6.2)	548,262	547,927
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	36,897	38,000
	less: Allowances (Exhibit J)	(229,504)	(230,655)
		3,374,085	2,244,658

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases (Exhibits B, C and D)	244,186	263,942
	Accrued interest and adjustments (Exhibits B, C and D)	4,112	6,069
	less: Allowances (Exhibit J)	(5,968)	(3,314)
		242,330	266,697

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	512,881	347,862
	Other	47,495	50,192
	less: Allowances (Exhibit J)	(659)	(747)
		559,717	397,307

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	7,229	12,231
	Minimum presumed income tax - Tax Credit		10,170
	Other (Note 6.3.)	544,465	319,837
	Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	330	481
	Other accrued interest and adjustments receivable	290
	less: Allowances (Exhibit J)	(12,858)	(13,949)
		539,456	328,770

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	403,169	396,645

I.	OTHER ASSETS (Exhibit F)	179,295	112,874

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	100,945	55,045
	Organization and development costs	186,700	147,568
		287,645	202,613

K.	ITEMS PENDING ALLOCATION	3,907	2,637

TOTAL ASSETS		30,771,122	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	4,225,266	3,046,958
	From the financial sector	15,610	14,046
	From the non-financial private sector and foreign residents
	Checking accounts	3,869,485	2,649,706
	Savings accounts	4,093,226	3,177,739
	Time deposits	7,989,567	7,138,604
	Investment accounts	177,135	52,286
	Other (Note 6.4.)	483,298	396,100
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	54,457	61,213
		20,908,044	16,536,652

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	1,798	1,849
	Banks and International Institutions (Exhibit I)	45,506	219,743
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	620,071	601,016
	Amounts payable for spot and forward purchases pending settlement	164,391	540,290
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,412,928	1,047,557
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	30,068	145,000
	Other financing received from Argentine Financial Institutions	17,278	18,957
	Accrued interest payables	25	78
	Receivables from forward transactions without delivery of underlying asset	755
	Other (Note 6.5. and Exhibit I)	1,125,211	645,582
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	46,083	50,383
		4,464,114	3,270,455

N.	OTHER LIABILITIES
	Other (Note 6.6.)	552,124	814,251
		552,124	814,251

O.	PROVISIONS (Exhibit J)	88,865	74,411

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	598,470	572,473

Q.	ITEMS PENDING ALLOCATION	6,663	3,690

TOTAL LIABILITIES		26,618,280	21,271,932

SHAREHOLDERS' EQUITY (As per related statement)		4,152,842	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		30,771,122	24,630,733

Jorge H. Brito
Chairperson

BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	12,003,089	10,311,074

Contingent	5,281,603	4,162,339
Guarantees received	4,935,898	3,656,155
Other not covered by debtors classification standards	229	359
Contingent debit-balance contra accounts	345,476	505,825
Control	5,717,197	5,126,009
Receivables classified as irrecoverable	787,863	784,046
Other (Note 6.7.)	4,685,026	4,080,777
Control debit-balance contra accounts	244,308	261,186
Derivatives	1,004,289	1,022,726
Notional value of put options taken (Note 11.d))		25,229
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	555,897	461,234
Interest rate swap (Note 11.b))	157,066	157,917
Derivatives debit-balance contra accounts	291,326	378,346

CREDIT-BALANCE ACCOUNTS	12,003,089	10,311,074

Contingent	5,281,603	4,162,339
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	55,782
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	68,839	124,324
Other guarantees provided not covered by debtors classification standards	130,684	130,826
Other covered by debtors classification standards (Exhibits B, C and D)	90,171	250,675
Contingent credit-balance contra accounts	4,936,127	3,656,514
Control	5,717,197	5,126,009
Checks to be credited	244,308	261,186
Control credit-balance contra accounts	5,472,889	4,864,823
Derivatives	1,004,289	1,022,726
Notional value of call option sold (Note 11.e))		22,030
Notional value of put options sold (Note 11.c))	54,475	69,900
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	236,851	286,416
Derivatives credit-balance contra account	712,963	644,380

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

A.	FINANCIAL INCOME
	Interest on cash and due from banks	271	83
	Interest on loans to the financial sector	10,806	7,114
	Interest on overdrafts	261,793	322,141
	Interest on documents	142,763	191,092
	Interest on mortgage loans	109,491	99,453
	Interest on pledged loans	50,963	54,806
	Interest on credit card loans	184,981	170,003
	Interest on financial leases	41,922	58,177
	Interest on other loans	1,333,828	1,069,774
	Net income from government and private securities (Note 6.8.)	935,732	1,293,996
	Interest on other receivables from financial intermediation	623	73
	Income from guaranteed loans - Presidential Decree No. 1,387/01	61,998	7,091
	CER (Benchmark Stabilization Coefficient) adjustment	46,103	18,544
	CVS (Salary Variation Coefficient) adjustment	688	727
	Difference in quoted prices of gold and foreign currency	149,739	120,337
	Other (Note 6.9.)	59,152	133,204
		3,390,853	3,546,615

B.	FINANCIAL EXPENSE
	Interest on checking accounts	3,449	14,562
	Interest on savings accounts	18,530	16,819
	Interest on time deposits	893,244	1,093,071
	Interest on interfinancing received loans (received call)	4,443	2,521
	Interest on other financing from Financial Institutions	6	62
	Interest on other liabilities from financial intermediation	62,889	81,480
	Interest on subordinated bonds	57,381	54,874
	Other interest	1,856	2,692
	CER adjustment	4,890	4,340
	Contribution to Deposit Guarantee Fund	32,046	27,916
	Other (Note 6.10.)	163,937	140,631
		1,242,671	1,438,968

	GROSS INTERMEDIATION MARGIN - GAIN	2,148,182	2,107,647

C.	PROVISION FOR LOAN LOSSES	199,488	185,748

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	75,784	51,476
	Related to deposits	758,507	615,378
	Other commissions	30,989	29,032
	Other (Note 6.11.)	334,454	249,377
		1,199,734	945,263

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation on financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

E.	SERVICE-CHARGE EXPENSE
	Commissions	73,199	53,578
	Other (Note 6.12.)	189,153	155,541
		262,352	209,119

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,119,793	884,226
	Directors' and statutory auditors' fees	52,150	30,362
	Other professional fees	72,513	58,692
	Advertising and publicity	60,733	45,251
	Taxes	92,281	71,196
	Depreciation of equipment	54,877	50,922
	Amortization of organization costs	40,362	30,964
	Other operating expenses (Note 6.13.)	225,075	198,409
	Other	20,764	21,189
		1,738,548	1,391,211

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,147,528	1,266,832

G.	OTHER INCOME
	Income from long-term investments	102,728	132,788
	Penalty interest	26,075	23,100
	Recovered loans and allowances reversed	62,178	45,631
	CER adjustments	107	74
	Other (Note 6.14.)	68,468	46,995
		259,556	248,588

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	15	10
	Charges for other receivables uncollectibility and other allowances	23,277	18,497
	Amortization of differences related to court orders	16,836	16,237
	Depreciation and loss of other assets	3,647	6,757
	Goodwill amortization	10,305	8,432
	Other (Note 6.15.)	24,574	99,557
		78,654	149,490

	NET INCOME BEFORE INCOME TAX - GAIN	1,328,430	1,365,930

I.	INCOME TAX (Note 4.)	318,000	614,000

	NET INCOME FOR THE FISCAL YEAR - GAIN	1,010,430	751,930

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010								12/31/2009
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	613,753		211	1,747,091	3,358,801	2,821,911

Own shares reacquired									(56,665)

Distribution of Unappropriated earnings, which was approved by the shareholders’ meeting of April 6, 2010 and May 12, 2009, respectively:
-Legal Earning Reserved				150,387			(150,387)
-Cash Dividends							(208,070)	(208,070)	(148,335)
-Normative Earning Reserved					55,527		(55,527)
-Tax on Personal Assets							(8,319)	(8,319)	(10,040)

Reversal of special reserve from Corporate Bonds					(55,527)		55,527

Net income for the fiscal year - Gain							1,010,430	1,010,430	751,930

Balances at the end of the fiscal year	594,485	398,750	4,511	764,140		211	2,390,745	4,152,842	3,358,801

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of the fiscal year	4,139,611	3,083,272
Cash at end of the fiscal year	4,548,311	4,139,611
Net increase in cash	408,700	1,056,339

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	3,136,786	(656,816)
Loans
To the financial sector	23,081	21,638
To the non-financial government sector	(25,100)	51,302
To the non-financial private sector and foreign residents	(2,535,007)	1,527,043
Other receivables from financial intermediation	(1,593,439)	(196,253)
Receivables from financial leases	63,636	165,718
Deposits
From the financial sector	1,566	(8,374)
From the non-financial government sector	1,108,031	(629,938)
From the non-financial private sector and foreign residents	2,343,246	1,415,265
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(119,443)	128,664
Others (except liabilities included under financing activities)	116,789	503,469
Collections related to service-charge income	1,198,440	944,673
Payments related to service-charge expenses	(262,571)	(209,228)
Administrative expenses paid	(1,605,953)	(1,281,028)
Payment of organization and development costs	(76,220)	(41,555)
Net collections from penalty interest	26,060	23,090
Differences from payments related to court orders	(20,112)	(30,030)
Collections of dividends from other companies	21,444	10,447
Other collections / (payments) related to other income and losses	68,300	(17,860)
Net payments from other operating activities	(142,747)	(24,307)
Payment of income tax	(675,730)	(298,908)
Net cash flows generated in operating activities	1,051,057	1,397,012
Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009
Investing activities
Net payments for bank premises and equipment	(52,503)	(30,421)
Net payments for other assets	(69,654)	(1,204)
Payments from purchase of investments in other companies and irrevocable contributions (1)	(141,856)
Collections from sales of investments in other companies (1)	740	215
Other payments for other investing activities		(751)
Net cash flows used in investing activities	(263,273)	(32,161)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(56,372)	(108,424)
Central Bank of Argentina
Other	(50)	(76,733)
Banks and International Institutions	(176,042)	(22,318)
Subordinated corporate bonds	(58,827)	(56,225)
Financing received from Argentine financial institutions	(1,685)	(5,171)
Payment of dividends	(208,070)	(148,335)
Other payments for financing activities
Own shares reacquired		(56,665)
Net cash flows used in financing activities	(501,046)	(473,871)

Financial income and holding gains on cash and cash equivalents	121,962	165,359

Net increase in cash	408,700	1,056,339

(1) See Note 2.7.

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

1.	OVERVIEW OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A.’s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004 and 2006, the Bank acquired control of Banco Bansud S.A., Nuevo Banco Suquía S.A. and Nuevo Banco Bisel S.A. (see Note 2.6), respectively. Such entities merged with and into Banco Macro S.A. on December 2003, October 2007 and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A. Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. (see Note 2.7).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos SGFCISA.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2010, and 2009, the deposits of the Misiones Provincial Government amounted to 900,550 and 458,678 (including 67,177 and 61,159 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2010, and 2009, the deposits of the Salta Provincial Government amounted to 719,785 and 259,912 (including 108,853 and 111,370 related to court deposits), respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2010, and 2009, the deposits of the Jujuy Provincial Government amounted to 516,077 and 347,028 (including 61,182 and 54,815 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition, on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of December 31, 2010, and 2009, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 874,498 and 426,832 (including 298,841 and 271,381 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a joint venture agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest.  The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of December 31, 2010, and 2009, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 7,797 and 3,996, respectively.

Also, as of December 31, 2010, and 20099, the net income recorded through the method mentioned in the previous paragraph, amounted to 18,487 and 7,334, respectively.

2.6.	Merger of Nuevo Banco Bisel S.A.

On March 19, 2009, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Bisel S.A. entered into a “Preliminary merger agreement", which established the incorporation of the latter to Banco Macro S.A. retroactively as from January 1, 2009, on the basis of the financial statements of such banks as of December 31, 2008 (see also Note 7.1.e)).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

On May 27, 2009, the General Regular and Special Shareholders’ Meetings of Banco Macro S.A. and Nuevo Banco Bisel S.A., respectively, approved such preliminary merger agreement, as well as the consolidated special balance sheet for merger purposes as of December 31, 2008, and the exchange ratio. Furthermore, Banco Macro S.A.’s Shareholders’ Meeting, mentioned above, approved the capital stock increase through the issuance of 1,147,887 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank (Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedades de Bolsa).

Subsequently, the BCBA, the Central Bank of Argentina (BCRA) and the CNV (Argentine Securities Commission), authorized the abovementioned merger, which was registered with the IGJ (Business Associations Regulatory Agency). Additionally, the CNV and the BCBA authorized the public offering of shares to be delivered to the minority shareholders of former Nuevo Banco Bisel S.A.

Finally, on August 18, 2009, the BCRA reported Nuevo Banco Bisel S.A.’s merger with and into Banco Macro S.A.

In September 2009, the shares issued were accredited to the minority shareholders of the bank merged with and into the Bank. Additionally, during October 2009, Sud Inversiones & Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa sold those shares.

2.7.	Banco Privado de Inversiones S.A

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A.

On September 9, 2010, the BCRA issued Resolution 198/2010 whereby it stated that there are no objections for Banco Macro S.A. to acquire 100% of Banco Privado de Inversiones S.A. capital stock and to transfer 1% thereof to Sud Inversiones y Análisis S.A. and 1% to Macro Securities S.A. Sociedad de Bolsa.

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which, USD 10.4 million is related to a guaranteed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders' equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which arises from the difference between the total price of the transaction and Banco Privado de Inversiones S.A.’s shareholders’ equity as of such date, which will be amortized in ten years pursuant to BCRA rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010.

At the date of issuance of these financial statements, the National Commission of Competition Defense  has not issued in this respect.

During December 2010, Banco Privado de Inversiones S.A. transferred loans (mainly credit cards) to Banco Macro S.A. in the amount of 230,468, a transaction carried out at book value.

On December 20, 2010, Banco Macro S.A. sold 366,590 of Banco Privado de Inversiones S.A. common shares to Sud Inversiones y Análisis S.A. and another 366,590 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 740. Consequently, as of December 31, 2010, Banco Macro S.A. holds 98% of Banco Privado de Inversiones S.A.’s capital stock.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with BCRA rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

3.1.	Comparative information

As required under BCRA rules, the balance sheet, statements of income, changes in shareholders’ equity and cash flows as of December 31, 2010, and supplementary information are presented comparatively with information as of the prior fiscal year.

By means of Communiqués “A” 5047, “A” 5094 as supplemented, the BCRA introduced amendments to the valuation and disclosure methods applicable to financial leases and to the disclosure methods for holdings of government securities issued in Argentine pesos, resulting from reverse repurchase agreements executed with the BCRA, respectively. As a result, certain accounts and items on the balance sheet, the statements of income, changes in shareholders’ equity and cash flows as of December 31, 2010, as well as certain supplementary information, were reclassified due to the application of such communiqués and had no impact whatsoever on shareholders’ equity or income (loss) in prior years.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and BCRA Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements were as follows:

a)     Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at BCRA benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of the each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the BCRA´s dealing room. Foreign exchange differences were recorded in the statement of income for each year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

b)   Government and private securities:

b.1)	Listed government securities – Holdings in special investment accounts:

As of December 31, 2009, in accordance with the provisions of BCRA Communiqués “A” 4676 and 4861, as supplemented, the Bank chose to classify certain holdings as “Special investment accounts”. Those holdings were valued at the acquisition cost defined in such communiqués, increased by the accrual of the internal rate of return as from the date of inclusion in this classification.

Additionally, when the market value of this holding was lower than the value defined above, the accrual of the internal rate of return was recorded, on an accumulated basis in an offset account created to such end until the book value equals the market value, and such offset account was reversed by allocating a charge to income (loss) as long as its amount exceeds the positive difference between the market value and the book value of those holdings. As of December 31, 2009, the Bank did not have an offset account for this item.

b.2)	Listed government securities – Holdings for trading or intermediation transactions and repurchase agreements:

They were valued at the quoted price of each security effective on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

b.3)	Unlisted government securities:

As of December 31, 2010, and 2009, as set forth in BCRA Communiqué “A” 4898, as supplemented, the holdings of government securities without volatility published and included in the list of current securities disseminated by the BCRA were valued at the higher of the present value disseminated by the BCRA and the book value of the prior month (net of the offset account and services collected).

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account is reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of those holdings.

b.4)	Listed instruments issued by the BCRA:

Holdings in the proprietary portfolio and those received from repurchase agreements were valued according to the effective quoted market value for each instrument on the last business day of each year. Differences in quoted market values were recorded in the statement of income for each year.

b.5)	Unlisted instruments issued by the BCRA:

As provided in BCRA Communiqué “A” 4414, as supplemented, the holdings in the proprietary portfolio and those received from repurchase agreements, were valued at acquisition cost plus interest accrued as of each year-end, exponentially applying the internal rate of return as per their issue terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for each year.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of December 31, 2010, and 2009, as set forth in BCRA Communiqué “A” 4898, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the higher of the present value disseminated by the BCRA and the book value of the prior month (net of the offset account and services collected).

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

When the present value of these holdings is lower than their book value, the accrual of interest and, if applicable, of the adjustment resulting from applying CER will be recorded, on an accumulated basis, in an offset account created to such end until the book value equals the present value, and such offset account is reversed by allocating a charge to income as long as its amount exceeds the positive difference between the present value and the book value of those holdings.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Holdings in special investment accounts and unlisted government securities: as explained in Note 3.3.b.1) and 3.3.b.3), respectively.

e.2)	Guaranteed loans: as explained in Note 3.3.c).

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of each year.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering BCRA Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current year.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - contingent commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of each year, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income for each year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each year.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.
Listed: they were valued at the effective quoted prices for each of them on the last business day of each year, respectively. Differences in quoted market values were recorded in the statement of income for each year.

ii.	Unlisted: they were valued as provided by BCRA Communiqué “A” 4414, at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.
Debt securities: they were valued as provided by BCRA Communiqué “A” 4414, at their cost value increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.3.a), as the case may be.

ii.
Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trust: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned banks, in its capacity as beneficiary of the certificates of participation. As of December 31, 2010, and 2009, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iii.
Other certificates of participation: they were stated at amortized value increased, as the case may be, by interest accrued until the last business day of each year, translated into Argentine pesos according to the method described in Note 3.3.a), as the case may be.

The values recorded, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by BCRA Communiqué "A" 4414 and supplementary regulations.

h.5)	Non-subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of each year-end, translated into pesos pursuant to the method described in Note 3.3.a), as the case may be.

i)	Receivables from financial leases:

In accordance with BCRA Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement. Such criterion does not differ substantially from the one used up to the effective date of the communiqué mentioned above.

As of December 31, 2010, and 2009, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentina financial market. These transactions are distributed among the Bank’s customers and there are no pre-established contingent installments or automatic renewal clauses.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in Note 1. to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.2., less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions) and the amount recorded under BCRA rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in BCRA Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

In addition, the BCRA informed the Bank through a notice dated August 4, 2008, that the permission established by Communiqué “A” 3916 (allowing the difference between the amount of the “amparos” and the amounts recorded as liabilities to be capitalized as intangible assets) is applicable only to such differences which were actually paid.

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each year- end.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)
Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each year.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

m.4)	Put options purchased / call options sold: valued at the agreed-upon exercise price.

See also Note 11.

n)	Severance payments:

The Bank charges these payments directly to expenses.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each year-end, converted into pesos pursuant to the method described in Note 3.3.a).

q)	Shareholders’ equity accounts:

q.1)
They are restated as explained in Note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in Note 3.2., was included in the Adjustments to Shareholders’ Equity account.

q.2)
The purchase cost of own shares reaquired was debited to the “Unappropriated earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Shares in treasury". The decrease in own shares reacquired as a result of the capital decrease was credited against unappropriated retained earnings (see also Note 9.).

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the fiscal year ended December 31, 2010, and 2009 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
The accounts reflecting the effects on income from sale, retirement or consumption of non-monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts as of December 31, 2010, and 2009:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

	12/31/2010	12/31/2009

Cash	4,295,882	4,139,406

Government and private securities
Holdings for trading or financial intermediation		205
Instruments issued by Central Bank of Argentina	252,429
Cash and cash equivalents	4,548,311	4,139,611

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2010, and 2009, the Bank estimated an income tax charge of 318,000 and 614,000, respectively; hence, no minimum presumed income tax should be assessed for the years ended on such date (see also Note 6.6).

Additionally, as of December 31, 2010, and 2009, the Bank made income tax prepayments for 308,642 and 151,395, respectively, which were recorded in the Other receivables account.

5.	DIFFERENCES BETWEEN BCRA RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

The CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) adopted the technical resolutions and interpretations issued by FACPCE governing board through Technical Resolution No. 27. As of the date of issue of these financial statements, the CPCECABA had not approved Technical Resolutions No. 28 and 29 issued by the FACPCE.

These professional accounting standards differ, in certain valuation and disclosure aspects, from BCRA rules. The differences between those standards, which the Bank deemed significant to these financial statements, are as follows. The consolidated figures were adjusted by the Bank’s equity interest in each one of the consolidated entities, based on the percentage of equity interest mentioned in Note 1 to the consolidated financial statements:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

5.1.	Valuation standards

The main items with differences in valuation matters as of December 31, 2010, and 2009, are as follows:

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	12/31/2010	12/31/2009	12/31/2010	12/31/2010	12/31/2009	12/31/2010

Government securities and assistance to the government sector (a)
Holdings in special investment accounts		237,913	(237,913)		237,913	(237,913)
Holdings of unlisted government securities	11,658	6,446	5,212	17,279	9,160	8,119
Unlisted instruments issued by the Central Bank	(17,750)	(3,470)	(14,280)	(18,427)	(2,392)	(16,035)
Guaranteed loans – Presidential Decree No. 1,387/01	(14,797)	8,817	(23,614)	(14,806)	8,805	(23,611)

Business combinations (b)
Acquisition of Nuevo Banco Bisel S.A.	(119,165)	(127,663)	8,498	(119,165)	(127,663)	8,498
Other	(71,453)	(69,547)	(1,906)	(71,453)	(69,547)	(1,906)
Interests in other companies (c)	8,600	9,621	(1,021)
Intangible assets – Organization and development expenses (d)	(52,273)	(48,998)	(3,275)	(53,544)	(50,378)	(3,166)
Deferred assets – Income tax (e)	35,195	39,446	(4,251)	40,131	46,667	(6,536)
Other assets (f)	1,680	2,832	(1,152)	1,680	2,832	(1,152)
Liabilities – Provisions (g)	(51,362)	(51,413)	51	(51,362)	(51,413)	51
Total	(269,667)	3,984	(273,651)	(269,667)	3,984	(273,651)

(a)
Government securities and assistance to government sector: they are valued in accordance with the regulations and standards issued by the Argentine Government and BCRA described in Notes 3.3.b.1), 3.3.b.2) and 3.3.c). According to professional accounting standards, those holdings booked in special investment accounts for which the Bank does not show intention of keeping through their maturity and holdings of unlisted government securities and instruments issued by the BCRA, should be valued at their market value, whereas holdings of guaranteed loans should be valued at their present value. Additionally, effective loan-loss provisioning regulations issued by BCRA establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared. During 2010 considering the favorable market situation and improvements in conditions of the assets recorded in special investment accounts, the Bank has sold a significant part of such.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(b)
Business combinations: under the standards set forth by BCRA, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, BCRA standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, BCRA Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries, Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with BCRA rules, which differ from professional accounting standards.

(d)
Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to professional accounting standards, the above mentioned amounts are charged to expense and the book value of surpluses paid should decrease to their recoverable value. As of the date of issuance of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

(e)
Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)
The Bank recorded interest rate swap agreements in conformity with the BCRA accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)
The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with BCRA indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards would have been applied, the Bank’s shareholders' equity as of December 31, 2010, and 2009, would have decreased by around 269,667 and increased by around 3,984, respectively. Income for the years ended December 31, 2010, and 2009, would have decreased by 273,651 and increased by 492,294, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

5.2.	Disclosure standards

a)
The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)
The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an obligation to do so.

c)
The Bank keeps under Intangible assets, positive goodwills (related to Banco del Tucumán S.A., Banco Privado de inversions S.A. and the merger of Nuevo Banco Bisel S.A.), and as of December 31, 2009 under Provisions, a negative goodwill (related to the merger of Nuevo Banco Suquía S.A.). According to professional accounting standards, considering the statements in Note 5.1.b), such goodwills should be disclosed under Goodwill.

d)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards.

e)	The Bank has not presented the information on earnings per share, certain information about goodwill, related parties or other reporting requirements for nonbanking institutions.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		12/31/2010	12/31/2009

6.1)	Loans - Other

	Other loans	2,136,452	1,525,768
	Export financing and prefinancing	1,071,335	540,447
	Other		9,555
		3,207,787	2,075,770

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts	287,524	340,411
	Debt securities in financial trusts	260,459	206,787
	Other	279	729
		548,262	547,927

6.3)	Other receivables – Other

	Tax prepayments	311,012	162,099
	Sundry receivables	149,049	93,222
	Security deposits	44,280	38,107
	Advanced payments	30,855	17,489
	Other	9,269	8,920
		544,465	319,837

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2010	12/31/2009

6.4)	Deposits - Other

Expired time deposits	313,094	259,948
Unemployment fund for workers of the construction industry	92,238	75,323
Attachments	38,981	30,927
Special deposits related to inflows of foreign funds	1,981	7,440
Security deposits	1,956	2,158
Other	35,048	20,304
	483,298	396,100
6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	401,481	114,204
Purchase financing payables	231,345	90,529
Other withholdings and additional withholdings	134,163	94,870
Collections and other transactions on account and behalf of others	106,222	70,084
Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former Nuevo Banco Bisel S.A. (see Note 7.1.e))	77,500	74,519
Miscellaneous not subject to minimum cash requirements	67,503	126,561
Miscellaneous subject to minimum cash requirements	60,589	18,718
Retirement pension payment orders pending settlement	28,825	26,363
Other	17,583	29,734
	1,125,211	645,582

6.6)	Other Liabilities - Other

Taxes payable	384,304	682,215
Salaries and payroll taxes payable	77,318	51,366
Miscellaneous payables	58,868	50,942
Withholdings on salaries	18,929	14,030
Prepayment for the sale of assets	12,705	13,767
Other		1,931
	552,124	814,251

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	3,018,156	2,748,731
Checks not yet collected	916,897	587,927
Managed portfolios (see Note 12)	336,034	375,029
Checks and securities to be debited	296,668	259,096
Checks and securities to be collected	117,271	109,994
	4,685,026	4,080,777

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2010	12/31/2009

6.8)	Financial income – Net income from government and private securities

Net income from government securities	891,912	1,174,326
Net income from participation in financial trusts	33,278	33,894
Other	10,542	85,776
	935,732	1,293,996

6.9)	Financial income – Other

Interest on loans for export prefinancing and financing	26,626	65,067
Premiums on reverse repurchase agreements with the financial sector	19,959	61,486
Other	12,567	6,651
	59,152	133,204

6.10)	Financial expense – Other

Turnover tax	148,852	119,317
Premiums on repurchase agreements with the financial sector	8,702	5,719
Other	6,383	15,595
	163,937	140,631

6.11)	Service-charge income - Other

Debit and credit card income	207,665	160,762
Service commissions – joint ventures (see Note 2.5)	35,806	15,230
Rental of safe deposit boxes	30,939	20,313
Other	60,044	53,072
	334,454	249,377

6.12)	Service-charge expense - Other

Debit and credit card expense	76,860	61,318
Turnover tax	39,245	30,903
Loan origination fees	27,410	13,126
Collection agreements	20,823	25,030
Other	24,815	25,164
	189,153	155,541

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	71,764	64,364
Security services	55,215	43,021
Electric power and communications	43,516	42,188
Leases	36,565	31,542
Stationery and office supplies	9,250	10,703
Insurance	8,765	6,591
	225,075	198,409

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

12/31/2010	12/31/2009

6.14)	Other income – Other

Other adjustments and interest on other receivables	6,823	9,526
Services provided to Banco del Tucumán S.A.	5,941	5,538
Gain on transactions or sale of bank premises and equipment, and other assets	5,863	9,041
Other	49,841	22,890
	68,468	46,995

6.15)	Other expense – Other

Donations	6,311	4,150
Turnover tax	3,369	1,978
Payment-in-installments plan and tax amnesty		63,691
Income (loss) from assignment of guaranteed loans		19,897
Other	14,894	9,841
	24,574	99,557

7.	RESTRICTED ASSETS

As of December 30, 2010, and 2009, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 40,598 and 24,945 (face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the Note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
BCRA Notes (NOBACs) for 22,097 and 27,128 (for a face value of 21,410 and 26,700), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)
NOBACs for an amount of 7,844 and 13,146 (for a face value of 7,600 and 13,000), respectively used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises (Mipymes) received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	NOBACs for 5,501 and 10,591 (for a face value of 5,330 and 10,424), respectively, used to perform interest rate swap transactions, through MAE.

e)
Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points for an amount of 79,200 and 66,428 (face value of 80,000), respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term as from the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

f)	Other government and private securities for 1,462 and 2,257, respectively.

7.2)	Loans:

Agreements for loans backed by pledges and unsecured loans for 2,599 and 9,876, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

7.3)	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar entities, for an amount of 260,331 and 217,420, respectively.

b)
Contributions to the Risk Fund of Garantizar SGR (mutual guarantee association) for 10,170 and 10,000 respectively, resulting from a contribution made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

c)
Contribution to the Risk Fund of Macroaval SGR for 5,622 and 5,368, respectively, resulting from a contribution made by the Bank on December 31, 2008, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two and three years have elapsed from the date of contribution.

7.4)	Other receivables:

a) Security deposits related to credit card transactions for 34,552 and 30,008, respectively.

b) Other security deposits for 9,728 and 8,099, respectively.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Company de Bolsa	Other subsidiaries and related parties (1)	12/31/2010	12/31/2009

ASSETS

Cash			3,090			3,090	2,996

Loans					51,676	51,676	13,216

Other receivables from financial intermediation	120,401			5,050		125,451	70,105

Receivables from financial leases					2,124	2,124	2,462

Other receivables	25	1,251				1,276	14,700

Items pending allocation	83					83	4

Total assets	120,509	1,251	3,090	5,050	53,800	183,700	103,483

LIABILITIES

Deposits		92	16,991	7,085	181,483	205,651	130,490

Other liabilities from financial intermediation	120,151			8,628		128,779	70,180

Other liabilities							64

Total liabilities	120,151	92	16,991	15,713	181,483	334,430	200,734

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Company de Bolsa	Other subsidiaries and related parties (1)		12/31/2010	12/31/2009

MEMORANDUM ACCOUNTS

Debit-balance accounts – Contingent					1,162		1,162

Debit-balance accounts – Control			125,051		257,237		382,288	432,639

Credit-balance accounts – Contingent	923			2,213			3,136	40,180

Credit-balance accounts – Derivates					99,413		99,413

INCOME (EXPENSE)

Financial income	2	44			2,855	(2)	2,901	2,794

Financial expense	(3,300)	(121)			(3,099)		(6,520)	(5,025)

Service-charge income	30	5	12	52	1,050		1,149	545

Other income	6,427						6,427	5,899

Total income / (loss)	3,159	(72)	12	52	806		3,957	4,213

(1)
Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)
The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2010, and 2009, the net intermediation income from such transaction generated earnings for the Bank of around 32 and 113, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2010, amounts to 594,485. Since December 31, 2007, the Bank’s capital stock has changed as follows:

As of December 31, 2007	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (1)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (2)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (3)	(30,642)

As of December 31, 2010	594,485

(1)
Related to the capital stock reduction by 60,000,000 registered Class B shares, entitled to 1 vote each, with a face value of Ps. 1 per share. These shares formed part of the Bank’s portfolio and were acquired under Law No. 17,811, section 68, as a result of the international macroeconomic context and fluctuations that the capital market went through in general. On April 21, 2009, and after BCBA authorization, the Bank’s General Regular and Special Shareholders’ Meeting approved the abovementioned capital reduction. During July 2009, the CNV authorized, the I.G.J. registered, and the BCRA consented to the capital stock reduction.

(2)
Related to the capital stock increase through the issuance of 1,147,887 of new common, registered Class B shares, each one entitled to one vote, with a face value of Ps. 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank (see also Note 2.6).

(3)
Related to the capital stock reduction by 30,641,692 registered Class B shares, entitled to 1 vote each, with a face value of Ps. 1 per share. Such shares formed part of the Bank’s portfolio and were acquired under Law No. 17,811, section 68 for the same reasons mentioned in paragraph (1) above. On September 10, 2009, the Bank’s General Special Shareholders’ Meeting approved such capital stock reduction, subject to the BCBA's consent. On November 23 and December 29, 2009, and January 15 and March 25, 2010, the BCBA, consented to such capital stock reduction, the CNV approved it, the IGJ registered it, and the BCRA was made aware thereof.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value			Residual value as of 12/31/2010		12/31/2010	12/31/2009

Subordinated	USD	4,000,000	(a)				963

Subordinated – Class 1	USD	150,000,000	(b.1)	USD	150,000,000	598,470	571,510

Non Subordinated – Class 2	USD	150,000,000	(b.2)	USD	106,395,000	437,986	418,257

Non Subordinated – Class 3	USD	100,000,000	(b.3)	USD	63,995,000	198,478	198,478

Total						1,234,934	1,189,208

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(a)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (en liquidación) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

The installments of the corporate bonds were paid by the Bank in the original currency until February 3, 2002, the day on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER.

On August 2, 2010, the Bank settled the last installment in the amount of USD 200,000 (original value).

(b)
On September 1, 2006 and June 4, 2007, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

b.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the Notes will be neither fall due and payable if: (i) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the BCRA; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from BCRA under Article 17 of BCRA Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the BCRA; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

b.2)
On January 29, 2007, the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007.  Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

b.3)
On June 7, 2007, the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the SEC authorized the abovementioned exchange offers mentioned in b.1) through b.3).

As a result of the macroeconomic context and fluctuations that the capital market went through in general, as of December 31, 2009, the Bank repurchased nonsubordinated corporate bonds of Class 2 and 3 for a face value amount of USD 79,610,000 (43,605,000 and 36,005,000 of Class 2 and 3, respectively), which were fully settled. Consequently, the Bank recognized total income for such repurchases amounting to 101,291 (69,071 for the year ended December 31, 2009 and the remaining amount is related to prior years).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by BCRA rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Call and put options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of December 31, 2010, and 2009, are as follows:

Transaction	12/31/2010	12/31/2009

Net liability position of repurchase agreements	(2,248,852)	(454,961)

Net asset position of forward transactions without delivery of the underlying asset (a)	319,046	174,818

Interest rate swaps (b)	157,066	157,917

Position of put options sold on BODEN 2012 and 2013 coupons (c)	54,475	69,900

Position of put options taken (d)		25,229

Position of call options sold (e)		22,030

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the year ended December 31, 2010, and 2009, amount to income (loss):

Transaction	12/31/2010	12/31/2009

Premiums on reverse repurchase agreements	20,069	61,825

Premiums on repurchase agreements	(8,702)	(5,719)

Interest rate swaps	(3,397)	4,344

Forward foreign-currency transactions offset	9,471	13,992

Transactions with options	1,441	2,654

Total	18,882	77,096

(a)
It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

Additionally, as of December 31, 2010, the Bank had forward Badlar rate trading transactions, (offsetting sales and purchases) which are agreed through MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their listed price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)
The Bank and the BCRA agreed swap agreements entitling the Bank to collect, an a monthly basis, the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of Ps 115,000,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in BCRA Communiqué “A” 4776, as supplemented.

b.2)
Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018. The amount booked in the Bank’s memorandum accounts is related to the residual principal amount of the loan of notional values 42,066 and 41,917, respectively.

b.3)
The Bank agreed on ten swap agreements entitling the Bank to receive, on a monthly basis, the positive difference between 16.35% nominal interest p.a. and the Badlar interest rate in Argentine pesos, of notional values of 1,000. In the event that the difference between both rates is negative, the Bank shall be required to pay the difference. These agreements expired on April 30, 2010.

(c)
Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)
This is related to a put option taken on trust securities issued by financial trust Fideicomiso Financiero Best Consumer Finance Serie IX. On February 4, 2010, the transaction with Credilogros Compañía Financiera S.A. was cancelled and the put option purchased was thus annulled.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(e)
Related to a call option sold on a piece of real property belonging to the Bank, entitling the Bank to receive a minimum income of USD 300,000 or the resulting amount from applying a 15% nominal interest rate p.a. on a principal amount of USD 5,100,000 plus notarial expenses, maintenance expenses and service expenses, whichever higher. This option expired in September 2010, and it was not exercised.

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta Provincial Government entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2010, and 2009, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,214 and 14,359, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2010, and 2009, the loans portfolio managed amounts to 42,603 and 43,238, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2010, and 2009, the loans portfolio managed amounts to 62,885 and 78,911, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, BCRA Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A.  In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2010, and 2009, the portfolio managed by the Bank amounted to 99,833 and 114,328, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2010, and 2009, the portfolio managed by the Bank for principal and accrued interest amounted to 58,467 and 58,863, respectively.

f)	As of December 31, 2010, and 2009, the Bank had under its management other portfolios for total amounts of 58,032 and 65,330, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

13.	MUTUAL FUNDS

As of December 31, 2010, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Assets (a)

Pionero Pesos	397,491,205	567,379	375,088

Pionero Renta Ahorro	34,921,271	57,561	56,904

Pionero Latam	1,671,391	8,004	10,608

Pionero F.F. – Fideicomiso Financieros	25,003,634	36,101	36,016

Pionero Renta	36,771,835	131,399	130,527

Pionero Acciones	1,251,979	4,183	3,926

Pionero Renta Dólares	6,653,558	13,350	12,253

Pionero América	342,851	1,678	1,608

Galileo Event Driven FCI	16,000,624	121,823	118,104

Galileo Argentina FCI	4,105,386	24,692	24,281

(a)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995.  The Bank holds a 10.5653% equity interest therein, according to the percentages set forth in BCRA Communiqué “B” 9756 of February 9, 2010.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by BCRA, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, BCRA established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of December 31, 2010, and 2009, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 223,832 and 224,193, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Financial Trust	12/31/2010	12/31/2009

Certificates of participation:

TST & AF (a)	54,777	3,116

Tucumán (b)	63	25,163

Luján (c)		77,348

Other (d)	8,852	10,591

Subtotal certificates of participation	63,692	116,218

Debt securities:

Underwriting agreements (e)	54,566	70,645

San Isidro (f)	87,920	82,925

Created by Decree 976-01 (g)	51,763	31,570

Galtrust (h)	32,874

Chubut oil & gas royalties (i)	24,313

Other	9,023	21,647
Subtotal debt securities	260,459	206,787
Total	324,151	323,005

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Sud Inversiones y Análisis S.A.

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of December 31, 2010, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the trust, Fideicomiso TST & AF. As of December 31, 2009, the Bank was the beneficiary of 3.33% of those certificates of participation (see also Note 7.1.(a) to the consolidated financial statements).

As per the latest accounting information available to date, corpus assets amounted to about 93,908.

(b)	Tucumán Trust

On August 31, 2005, Federalia S.A. de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

As per the latest accounting information available to date, corpus assets amounted to about 8,744.

This trust will end with the full settlement of the certificates of participation.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(c)	Luján Trust

On May 20, 2003, the Luján Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to Federalia S.A. de Finanzas.

The main asset managed involves the real estate properties located in the districts of Luján, Navarro and General Rodríguez in the Province of Buenos Aires.

On June 6, 2008, the Bank assigned and transferred all of the certificates of participation issued of the trust to Federalia S.A. de Finanzas on credit.

On September 16, 2009, the Bank executed an agreement with Federalia S.A. de Finanzas, whereby the Bank purchased 100% of the trust’s certificates, paying part of the agreed price in cash and the rest by cancelling the seller’s payable to Banco Macro S.A. which is why those certificates were under a security agreement.

On December 3, 2010, the Bank executed an agreement to sell 100% of the trust’s certificates to a non-related party, in two cash installments. On December 17, 2010, the first installment was paid, with the second installment falling due on May 30, 2011.

(d)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of December 31, 2010, and 2009, Banco Macro S.A., is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(e)
It relates to prepayments towards the placement price of trust securities of the financial trusts under public offerings, made by the Bank through underwriting agreements, such as Consubond, Tarjeta Shopping and Consumax, among others. The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(f)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company, offering a security thereon.

Additionally, the Bank entered into an agreement for the subscription and payment of debt securities, whereby as of the date of these financial statements it undertook to subscribe nominal values of USD 20,700,000.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,384.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

(g)	Created by Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422. L

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 2% of the trust issues.

(h)	Galtrust Financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust. The purpose of the trust is to collect the corpus assets (BOGAR 2018) and settle the debt securities and certificates of participation issued.

BOGAR 2018 arise from the exchange of loans in US dollars granted by the trustor to several provincial governments in Argentina, secured with Federal Tax Revenue Sharing System, under Presidential Decree No. 1,579 issued on August 27, 2002.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 26% of the debt securities in force.

(i)	Fideicomiso Chubut oil & gas royalties

On July 6, 2010, the Province of Chubut (trustor) and Banco de Valores S.A. (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Chubut regalías hidrocarburíferas” (Fideicomiso Chubut oil & gas royalties).

The purpose of such trust is to finance production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector. Trust revenues (corpus assets) arise mainly from credits resulting from the assignment, by the Province in favor of the trustee, of the rights on such oil & gas royalties collected by the appointed concessionaire (Pan American Energy LLC., Argentine Branch).

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues.

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

According to the latest accounting information available as of the date of issue of these financial statements, the corpus assets managed totaled 6,219 and 6,864, respectively.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2010, and 2009, the trusts’ assets managed amount to 273,508 and 383,533, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration)

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors for the following main purposes:

(a)
Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other trusts manage specific assets, mainly real property.

As of December 31, 2010 and, 2009, the trusts’ assets managed amount to 254,567 and 190,506, respectively.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for December 2010 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 12/31/2010

Cash

Cash on hand	1,206,489

Amounts in BCRA accounts	2,805,679

Other receivables from financial intermediation

Special guarantee accounts with the BCRA	260,331

Total	4,272,499

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

18.	RISK MANAGEMENT POLICIES

In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact, and their relation with the fulfillment of objectives established by the Bank.

All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank's Board of Directors and has been designed to provide reasonable security of fulfilling the Bank's objectives; every single player fulfills a specific role.

The Board of Directors establishes the organizational strategies in terms of risks and approves the policies and structures upon with the Bank will base its comprehensive risk management.

The members of the Board of Directors participate actively in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Executive, Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan, Recovery and Operational Risk Committees).

Some of the main risks in financing activities involve:

Credit risk

The credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

Banco Macro S.A. has counter-party and credit risk policies, aimed at its management and control, the purpose of which is to ensure risks fall within a risk tolerance level decided by the bank and the tolerance level established the BCRA regulations effective to this end. Credit Risk Management is in charge of applying the policies, administrating and monitoring the exposure to risk. The  Board of Directors and the Executive and Senior Credit Committees are empowered to define and amend credit policies, the application of which is the responsibility of the abovementioned Management.

Procedural manuals and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of the customers in question. Compliance with the BCRA credit regulations related to credit diversification, grading (establishing credit limits based on the customers’ net worth) and concentration, is also monitored continuously.

The Management of Corporate and Individual Risks and Micro-projects analyze the credit risks of the different segments and provide technical support for credit decisions.  The Senior Committee, Junior Committee, SME Banking Committee, Agro Committee, the Large and Regional Companies Committee and senior officers with customer-rating powers participate in the credit approval process, within the framework of a progressive scale of credit capacity levels in relation to the amount of capital being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Management is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it monitors the documentation and settlement of transactions, among other matters. Also, the classification of debtors and the debtors’ guarantees are reviewed on a regular basis (so as to determine the sufficiency of the provisions in conformity with the standards established by the BCRA in this regard).

Within Credit Risk Management, the Analysis and Planning area duties involve monitoring risk exposure using tools such as alerts and indicators, preparing reports that serve as a source of information in portfolio management by Bank's Management, Credit Risk Management and the commercial areas.

Also, Prelegal Recovery Management defines and carries out the recovery tasks involving the arrears portfolio.

Finally, the Management has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to minimize and/or neutralize the credit risks.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Operational risk

The Bank adopted the definition of Operational risk under the  Basel 2 Accord and the definition established by the BCRA through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

During fiscal 2010, the Bank continued to apply the above model, using it to carry out tasks intended to assess all of the processes; progress was made in integrating the operational and technological risk assessment models, risk timing and impact assessment matrices were applied to assess processes and subprocesses, the qualitative assessment of risks was enhanced, identifying action plans and proposals to make improvements in critical processes, all of this complying fully with the set goals.

Also a procedure has been applied to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database.

During 2010, a tool was put into practice to manage operational risk, used to manage identified risks. Different indicators are calculated so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management.

Aiming to reinforce the operational risk function and continuing with the process that was begun in 2009, during 2010 progress was made in implementing the method through which the IT areas can identify, assess and control risks related to the Bank’s information assets and to specific events, generating information that is later taken into consideration when decisions have to be made.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

Market and Liquidity Risk

The market risk is defined by the uncertainty to which the Bank’s future results are exposed in the light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.

The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.

Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.

The Bank’s investment strategy is reviewed on a regular basis by the CAP in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacities are also assessed.

The CAP evaluates the Bank's situation based on reports provided by Finance Management. To analyze the market risk it uses the VAR (Value at Risk) method, determining the present value of net assets, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

The Financial Planning area uses the following instruments in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.

The reports prepared contemplate the following aspects: Changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash; changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the CAP and issuance of warnings.

Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.

The Bank evaluates the liquidity situation through different tools, some of which include:

1.	Business Plan. This is the starting point to determine the cash needs of the current year.

2.
Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.
Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Finally, the purpose of the price risk or interest rate policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, administer and control the price risk.

One of the objectives in relation to the price risk is eliminating the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.

The Finance Management will report to the CAP on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes: identification of market factors, sensitivity to market factors, volatility, correlations, value at risk, index curves, stress tests, among others.

19.	TAX CLAIMS

AFIP (Federal Public Revenue Agency) has reviewed the tax returns filed by the Bank related to income tax and minimum presumed income tax for prior years.

Additionally, provincial tax authorities have reviewed other taxes (mainly turnover tax) for prior fiscal years.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

The most significant claims arising from the previous paragraphs are detailed below:

a)
AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)
AFIP challenged the income tax returns filed by Banco Macro S.A. for the fiscal years ended from December 31, 2002, through December 31, 2004, and the minimum presumed income tax settlement of the Bank for such tax years.

The matter under discussion and on which the tax agency bases its position is the tax value of the amount pending receipt at that time of the compensation bonds resulting from the asymmetric conversion into pesos (Law No. 25,561, Presidential Decree No. 214/02 and 216/02).

On August 31, 2009, the Bank joined the system created by Law No. 26,476, regularizing the claim brought by tax authorities.

c)
The Buenos Aires City Tax Authorities (DGR CABA) attributed turnover tax differences to Banco Macro S.A. for tax period 2002, in relation to the treatment of foreign exchange differences and the compensation bond.

On December 29, 2008, the Bank filed a complaint challenging this and a precautionary measure with the Federal Administrative Tax Court in and for the City of Buenos Aires. On February 27, 2009, the precautionary measure was rejected and, therefore, an appeal was filed with Court of Appeals in and for the City of Buenos Aires.

In September 2010, the Bank joined the program under Law No. 3,461, of the DGR CABA regularizing the claim brought by tax authorities.

d)
The DGR CABA attributed turnover tax differences to former Banco Bansud S.A. for tax periods 2002 and 2003, based mainly on the adjustments made in objections regarding foreign exchange differences and the compensation bond.

In October 2009, the Bank partially joined the regularization system created by DGR CABA General Resolution No. 1489/09.

In September 2010, the Bank joined the program under Law No. 3,461, of the DGR CABA regularizing the claim brought by tax authorities.

e)
The Buenos Aires Province Tax Authorities (DGR ARBA) attributed a turnover tax difference to Banco Macro S.A. in relation to period 2002 and 2006. On May 5, and October 14, 2008, the Bank filed its defense brief which was dismissed. Subsequently, two appeals were filed with the Province of Buenos Aires Tax Appeal Court, which are still pending judgment.

In August 2010, the Bank partially joined the program under Law 12,914, Regulatory Resolution No. 35/2010.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management believes there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

20.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

During the year 2008 the financial markets of the world's leading countries were rocked by volatility, lack of liquidity and credit. Consequently, a worldwide economic deceleration was evidenced by stock indexes on international markets. Instead, in early 2009, although signs of a tendency towards normalcy or initiation of a globaleconomic recovery are not consolidated, this situation began turning around, showing signs of stabilization and registering improvements in financial markets and a decrease in market volatility. However, they have not fully recovered and there are still high volatility levels.

In Argentina, stock markets had shown decreases in the prices of government and private securities, as well as increases in interest rates, the country risk and in foreign exchange rates, and the effects of the mentioned economic deceleration began to show. Furthermore, on October, 2008, the AFJP (private pension fund managers) system was brought to an end. Starting from the second half of 2009, the abovementioned situation began a reversal process as the country risk premium has dropped, government securities registered significant rises in their listed prices and the foreign exchange and interest rates reduced their volatility. Subsequently, during the second quarter of 2010, the Argentine Government restructured the most of the government debt that had not been restructured upon the 2005 exchange.

The Bank’s Management permanently monitors the change of the abovementioned situations, to determine the possible actions to adopt and to identify the possible impacts on its financial situation that may need to be reflected in the financial statements for future periods.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the BCRA and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.3.l.2), under BCRA Communiqués “A” 3916 and “A” 4686, as of December 31, 2010, and 2009, the Bank continued capitalizing in “Intangible assets” the amounts of 52,273 and 48,998 at stand-alone level, respectively, and a total of 54,680 and 50,532 at consolidated level, respectively, net of related amortizations, with respect to the differences resulting from the payments of deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decision.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, as of December 31, 2010, and 2009, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,818 and 9,415 at the stand-alone level, respectively, and a total of 14,473 and 19,979 at consolidated level, respectively. Considering what has been mentioned in Note 3.3.l.2),the Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

21.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
According to BCRA provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 202,086 out of Unappropriated retained earnings to increase such legal reserve.

b)
As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in Note 10(b)1, the upcoming Shareholders’ Meeting shall apply 58,146 out of Unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2011.

c)
Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

d)
Through Communiqué “A” 5072, the BCRA established the general procedure for the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the BCRA, provided there are no records of the Bank having received financial aid from the BCRA due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, Unappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the BCRA, as the case may be, of government debt securities and/or of the BCRA monetary regulation not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

As of December 31, 2010, the adjustments to be made to unappropriated retained earnings are as follows:

i.          Capitalized amounts related to compliance with legal measures related to deposits in the amount of 52,273.

ii.         The positive net difference between the book value and the market value of unlisted government securities and federal guaranteed loans in the amount of 17,387.

Lastly, the maximum amount to be distributed cannot exceed the excess payments of required capital minimum considering, for this purpose only, an increasing adjustment of 30% the required amount and deducting the abovementioned adjustments, the capitalized amount for minimum presumed income tax and the reserves used to compensate instruments representing long-term debt liable to forming part of the Bank’s computable equity.

Having applied the above, the maximum amount to be distributed for the year ended December 31, 2010, totals 1,785,335.

22.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the BCRA's prior intervention is not required for the publication of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010, AND 2009
(Translation of financial statements originally issued in Spanish – See note 23)
(Figures stated in thousands of pesos, except for where indicated)

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009	12/31/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in pesos at Badlar Private + 2,75 – Maturity: 2014			191,384
Secured bonds under Presidential Decree No. 1,579/02			178,979
Federal government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Federal government bonds in US dollars at Libor - Maturity: 2012			1,784
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Federal government bonds in US dollars at Libor - Maturity: 2013			562
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts			659,371

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at Badlar Private + 2,75 – Maturity: 2014	201,915	201,915	1,463	201,885		201,885
Secured bonds under Presidential Decree No. 1,579/02	40,724	40,724	153	41,061		41,061
Federal government bonds in US dollars at Libor - Maturity: 2012	34,427	34,427	52,603	3,704	18,025	21,729
Consolidation bonds in pesos – Sixth series	19,163	19,163	382	570		570
Federal government bonds in pesos – Maturity: 2014	3,674	3,674	6,577	3,674		3,674
Federal government bonds in pesos at 10,50% - Maturity: 2012	1,059	1,059	189	1,059		1,059
Federal government bonds in US dollars at 7% - Maturity: 2017	1,026	1,026		896		896
Federal government bonds in pesos at Badlar Private + 3 - Maturity: 2015	901	901	1,064	839		839
Discount bonds denominated in pesos - Maturity: 2033	889	889	1,822	(3,524)		(3,524)
Federal government bonds in US dollars at 7% - Maturity: 2015	792	792	582	130		130
Other	1,924	1,924	2,988	636	36,450	37,086
Subtotal holdings for trading or financial intermediation		306,494	67,823	250,930	54,475	305,405

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013	2,299,088	2,299,088
Federal government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Subtotal Government securities under repo transactiones with Central Bank of Argentina		2,299,088	1,046,220

Unlisted government securities
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011		50,084		50,085		50,085
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011		49,575		49,575		49,575
Federal Government bonds in pesos at Badlar private + 3,50 - Maturity: 2013		46,350	44,541	46,350		46,350
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		17,498	19,160	17,498		17,498
Federal government bonds in pesos at variable rate - Maturity: 2013		7,523	9,738	7,523		7,523
Consolidation bonds in pesos – Second series at 2%			199
Other			7
Subtotal unlisted government securities		171,030	73,645	171,031		171,031

Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009	12/31/2010
Name	Market value	Book Balance	Book balance	Position without options (1)	Options	Final position
INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-11		12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-11		7,027
Subtotal Central Bank of Argentina Bills - Under repo Transactions		19,239

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-11	176,545	176,545		296,880		296,880
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-12-11	105,591	105,591		105,591		105,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-19-11	5,476	5,476		5,476		5,476
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-23-11	48,467	48,467		48,467		48,467
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-16-11	19,708	19,708		19,708		19,708
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		355,787	196,021	476,122		476,122

Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-11		147,361		147,361		147,361
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-09-11		2,016		2,016		2,016
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-11		1,951		1,951		1,951
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-19-10			733,492
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills - Unlisted - Own Portfolio		151,328	2,246,840	151,328		151,328

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina Notes - Listed - Own portfolio			68,464

Subtotal Instruments issued by the Central Bank of Argentina		526,354	2,511,325	627,450		627,450
Jorge H. Brito
Chairperson

EXHIBIT A
(Continued)
DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009	12/31/2010
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		526,354	2,511,325	627,450		627,450

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 06-08-11		18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11		9,083

Subtotal Central Bank of Argentina Notes - Under repo Transactions		27,396

Central Bank of Argentina Notes - Unlisted - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-26-11		610,879		610,879		610,879
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-05-11		502,915		502,915		502,915
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-26-11		472,384		472,385		472,385
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-16-11		203,937		203,937		203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-11-10		409,140		409,140		409,140
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-13-11		309,625		309,625		309,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-10		303,436		303,436		303,436
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-30-11		40,319		40,319		40,319
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-18-11		3,048		3,048		3,048
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-05-10			513,459
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-31-10			449,873
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-13-10			360,842
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-17-10			274,332
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-21-10			251,148
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-20-10			204,745

Subtotal Central Bank of Argentina Notes - Unlisted - Own portfolio		2,855,683	2,054,399	2,855,684		2,855,684
Total Instruments issued by the Central Bank of Argentina		3,409,433	4,565,724	3,483,134		3,483,134
Total Government securities		6,186,045	6,412,783	3,905,095	54,475	3,959,570

Total government and private Securities (2)		6,186,045	6,412,783	3,905,095	54,475	3,959,570

(1) Position without options as of December 31, 2010, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and  "spot and forward sales pending settlement". For the securities the book values of which differ from the market values, the latter is considered for the purposes of the calculation described above.

(2)  As of December 31, 2009 the Bank booked allowances for impairment in value amounting to 44 (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009

COMMERCIAL

In normal situation	7,495,345	5,045,066
With Senior “A” guarantees and counter-guarantees	314,659	215,706
With Senior “B” guarantees and counter-guarantees	971,097	635,715
Without Senior guarantees or counter-guarantees	6,209,589	4,193,645

Subject to special monitoring	36,240	114,424
In observation
With Senior “B” guarantees and counter-guarantees	5,690	5,805
Without Senior guarantees or counter-guarantees	10,745	104,281
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	547	3,932
Without Senior guarantees or counter-guarantees	19,258	406

Troubled	2,799	50,101
With Senior “B” guarantees and counter-guarantees	1,791	7,446
Without Senior guarantees or counter-guarantees	1,008	42,655

With high risk of insolvency	23,104	54,398
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	15,990	8,168
Without Senior guarantees or counter-guarantees	7,114	45,669

Irrecoverable	63,400	12,744
With Senior “B” guarantees and counter-guarantees	3,890	2,429
Without Senior guarantees or counter-guarantees	59,510	10,315

Subtotal Commercial	7,620,888	5,276,733

Jorge H. Brito
Chairperson

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED

(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009

CONSUMER

Performing	7,952,155	5,646,031
With Senior “A” guarantees and counter-guarantees	26,962	27,802
With Senior “B” guarantees and counter-guarantees	678,048	694,309
Without Senior guarantees or counter-guarantees	7,247,145	4,923,920

Low risk	94,445	92,514
With Senior “A” guarantees and counter-guarantees	75	23
With Senior “B” guarantees and counter-guarantees	8,794	11,912
Without Senior guarantees or counter-guarantees	85,576	80,579

Medium risk	64,009	81,561
With Senior “B” guarantees and counter-guarantees	6,876	12,836
Without Senior guarantees or counter-guarantees	57,133	68,725

High risk	116,223	125,204
With Senior “A” guarantees and counter-guarantees	6	191
With Senior “B” guarantees and counter-guarantees	8,532	11,505
Without Senior guarantees or counter-guarantees	107,685	113,508

Irrecoverable	50,318	46,061
With Senior “B” guarantees and counter-guarantees	12,469	9,477
Without Senior guarantees or counter-guarantees	37,849	36,584

Irrecoverable according to Central Bank's rules	383	342
With Senior “A” guarantees and counter-guarantees		2
With Senior “B” guarantees and counter-guarantees	38
Without Senior guarantees or counter-guarantees	345	340

Subtotal Consumer	8,277,533	5,991,713
Total	15,898,421	11,268,446

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,003,779	12.60	1,536,292	13.63
50 next largest customers	2,127,600	13.38	1,656,436	14.70
100 next largest customers	1,216,861	7.65	898,944	7.98
Other customers	10,550,181	66.37	7,176,774	63.69

Total	15,898,421	100.00	11,268,446	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 Months and up to 6 months	Over 6 Months and up to 12 months	Over 12 Months and up to 24 months	Over 24 months	Total

Non-financial government sector	3	6,506	13,036	8,845	18,067	16,917	281,270	344,644
Financial sector	6	55,675	18,203	4,813	46,675	4,243	7,537	137,152
Non-financial private sector and foreign residents	256,107	3,967,959	1,846,768	2,176,164	1,783,776	1,923,614	3,462,237	15,416,625

Total	256,116	4,030,140	1,878,007	2,189,822	1,848,518	1,944,774	3,751,044	15,898,421

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2010					12/31/2009	Data from latest financial statements
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	243,810	182,755	Financial institution	12-31-10	43,960	271,105	67,890
Banco Privado de Inversiones S.A.	Common	1	1	35,925,820	84,454		Financial institution	12-31-10	36,659	85,157	13,118
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	26,914	28,374	Brokerage house	12-31-10	12,886	26,934	9,328
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	13,155	14,509	Services	12-31-10	6,567	12,965	1,999
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	1,765	1,503	Mutual funds management	12-31-10	1,713	9,135	5,792
Foreign
Macro Bank Limited	Common	1	1	9,816,899	184,060	164,576	Financial institution	12-31-10	9,817	184,060	19,483
Subtotal subsidiaries					554,158	391,717

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-09	23,599	61,176	15,838
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-09	7,200	8,985	838
Visa Argentina S.A.	Common	1	1	910,503	625	862	Business services	05-31-10	15,000	151,461	91,332
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-09	1,000	2,033	200
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-09	650	2,157	186
Mercado Abierto Electrónico S.A.	Common	1,200	1	8	119	119	Electronic market	12-31-09	242	12,574	534
Macroaval S.G.R.	Common	1	1	30,500	31	31	Mutual guarantee association	12-31-09	250	6,080	324
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Services	07-31-10	10,250	21,738	7,447
Garantizar S.G.R.	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-09	8,335	224,988	7,204
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	314	299	Financial institution	12-31-09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	231	220	Financial institution	12-31-09	1,063,000	2,565,191	208,295
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	12	12	Financial institution	12-31-09	1,063,000	2,565,191	208,295
Subtotal non-subsidiaries					4,791	5,002

Total in financial institutions, supplementary and authorized activities					558,949	396,719

In other companies
- Non-subsidiaries
In Argentina
Other					1,407	1,316
Foreign
SWIFT S.A.	Common	1	1	3	20	19	Services	12-31-09	744,150	1,553,963	83,800
Total in other companies					1,427	1,335
Total (1)					560,376	398,054

(1) As of December 31, 2010 and 2009,  the Bank booked allowances for impairment in value amounting for 659 and 747, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Net book value at				Depreciation for the year		Net book
Item	beginning of fiscal year	Increases	Transfers	Decreases	Years of useful life	Amount	value at end of the year

Bank premises and equipment
Buildings	266,952	11,204	2,074	2,743	50	10,197	267,290
Furniture and facilities	31,016	12,786	12		10	5,382	38,432
Machinery and equipment	80,702	34,818	(12)	1	5	32,354	83,153
Vehicles	17,975	1,912	1,415	64	5	6,944	14,294

Total	396,645	60,720	3,489	2,808		54,877	403,169

Other assets
Works in progress	15,088	21,947	(1,173)	77			35,785
Works of art	1,195	23					1,218
Prepayments for the purchase of assets	1,335	56,527					57,862
Foreclosed assets	17,816	289		6,082	50	319	11,704
Leased buildings	3,723			1,198	50	80	2,445
Stationery and office supplies	2,770	19,329		18,562			3,537
Other assets	70,947	4,693	(2,316)	4,962	50	1,618	66,744

Total	112,874	102,808	(3,489)	30,881		2,017	179,295

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Net book			Amortization for
Item	value at beginning of fiscal year			the year		Net book value at end of the year
		Increases	Decreases	Years of useful life	Amount

Goodwill (1)	55,045	56,205		10	10,305	100,945
Organization and development costs (2)	147,568	96,330		5	57,198	186,700

Total	202,613	152,535			67,503	287,645

(1)
Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucuman S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(2)
Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	4,130,232	19.75	2,827,065	17.10
50 next largest customers	1,804,474	8.63	1,657,156	10.02
100 next largest customers	1,044,370	5.00	1,004,916	6.08
Other customers	13,928,968	66.62	11,047,515	66.80

Total	20,908,044	100.00	16,536,652	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	15,349,623	3,582,395	861,006	431,519	683,465	36	20,908,044

Other liabilities from financial intermediation

Central Bank of Argentina	1,264			109	425		1,798
Banks and International Institutions	7,051	16,155	22,491				45,697
Non-subordinated corporate bonds			16,393		197,066	423,005	636,464
Financing received from Argentine financial institutions	30,629	779	1,168	2,336	4,671	37,287	76,870
Other	1,042,090	715	641	1,181	1,686	78,898	1,125,211
	1,081,034	17,649	40,693	3,626	203,848	539,190	1,886,040
Subordinated corporate bonds			2,100			596,370	598,470
Total	16,430,657	3,600,044	903,799	435,145	887,313	1,135,596	23,392,554

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Charge off	Reversals	year

ALLOWANCES
Government and private securities
For impairment in value	44	3		47
Loans
For uncollectibility risk and impairment in value	416,233	208,593	125,566	28,530	470,730
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	230,655	1,392	1,503	1,040	229,504
Receivables from financial leases
For uncollectibility risk	3,314	3,279		625	5,968
Investments in other companies
For impairment in value	747	8		96	659
Other receivables
For uncollectibility risk	13,949	179	351	919	12,858
Total allowances	664,942	213,454	127,420	31,257	719,719

PROVISIONS
Contingent commitments	966			182	784
For negative goodwill	483			483
For other contingencies	63,547	22,832	8,016	100	78,263
Difference from court deposits dollarization	9,415	490		87	9,818
Total Provisions	74,411	23,322	8,016	852	88,865

(1) See note 3.3.f). and 3.3.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Paid in

Registered common stock A	11,235,670	5	11,236	11,236

Registered common stock B	583,249,498	1	583,249	583,249

Total	594,485,168		594,485	594,485

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010											12/31/2009
	Total Parent company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
Items	Branches	US dollar	sterling	franc	krone	dollar	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	1,569,057	1,559,663	454	402	59	162	268	503	51	105	7,390	2,021,681
Government and private securities	2,353,322	2,353,322										1,162,697
Loans	2,358,553	2,357,870									683	1,825,296
Other receivables from financial intermediation	2,684,059	2,673,423									10,636	1,152,214
Receivables from financial leases	59,958	59,958										75,017
Investments in other companies	184,637	184,637										165,126
Other receivables	41,673	41,673										28,816
Items pending allocation	302	302										210

Total	9,251,561	9,230,848	454	402	59	162	268	503	51	105	18,709	6,431,057

LIABILITIES
Deposits	3,176,390	3,176,390										2,926,410
Other liabilities from financial intermediation	3,252,703	3,237,608	65	64		20				6	14,940	1,845,306
Other liabilities	3,267	3,267										3,233
Subordinated corporate bonds	598,470	598,470										571,510
Items pending allocation	3	3										2

Total	7,030,833	7,015,738	65	64		20				6	14,940	5,346,461

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	766,576	766,576										780,318
Control	1,175,862	1,156,367	102	126							19,267	983,670
Derivatives	42,066	42,066										41,917
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	137,901	129,890										337,795
Control	199	199								207	7,804
Derivatives												22,030

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009
Item	Total (1)	Total (1)

Loans
Overdrafts	252	1,374
Without Senior guarantees or counter-guarantees	252	1,374
Documents	18,747	1,092
Without Senior guarantees or counter-guarantees	18,747	1,092
Mortgage and pledged	2,205	1,148
With Senior “B” guarantees and counter-guarantees	1,889	1,105
Without Senior guarantees or counter-guarantees	316	43
Personal	41
Without Senior guarantees or counter-guarantees	41
Credit cards	9,887	7,487
Without Senior guarantees or counter-guarantees	9,887	7,487
Other	2,480	1,184
Without Senior guarantees or counter-guarantees	2,480	1,184

Total loans	33,612	12,285

Other receivables from financial intermediation	8,806	5,747

Receivables from financial leases	2,125	2,399

Contingent Commitments	12,733	45,356

Investments in other companies	554,742	392,340

Total	612,018	458,127

Allowances / Provisions	557	313

(1) As of December 31, 2010 and 2009 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish - See note 23)
(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

Options	Intermediation - own account	Argentine government securities	Other	Over The Counter - Residents in Argentina - Non-financial sector	126	25		54,475

Repo transactions	Intermediation - own account	Argentine government securities	With delivery of underlying asset	MAE (over-the-counter electronic market)	1	1		2,491,502

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	Rosario Futures Exchange (ROFEX)	1	1	1	6,006

Futures	Intermediation - own account	Foreign currency	Daily settlement of differences	MAE (over-the-counter electronic market)	1	1	1	614,877

Futures	Intermediation - own account	Other	Daily settlement of differences	MAE (over-the-counter electronic market)	7	1	1	10,000

Forward	Intermediation - own account	Foreign currency	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	2	1	30	161,865

Swaps	Intermediation - own account	Other	Maturity settlement of differences	Over The Counter - Residents in Argentina - Non-financial sector	132	93	90	42,066

Swaps	Intermediation - own account	Other	Other	electronic market)	50	34	30	115,000

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009
ASSETS

A.	CASH
	Cash on hand	1,406,971	1,304,922
	Due from banks and correspondents
	Central Bank of Argentina	3,089,851	2,910,020
	Local Other	17,446	11,454
	Foreign	687,487	789,559
	Other	249	237
		5,202,004	5,016,192

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings in investment accounts		659,371
	Holdings for trading or financial intermediation	532,582	464,851
	Government securities under repo transactions with Central Bank of Argentina	2,299,088	1,046,220
	Unlisted government securities	175,053	79,449
	Instruments issued by the Central Bank of Argentina	4,005,766	4,650,421
	Investments in listed private securities	17,588	773
	less: Allowances (Note 4.)	(3)	(44)
		7,030,074	6,901,041

C.	LOANS
	To the non-financial government sector	336,430	206,484
	To the financial sector
	Interfinancing - (granted call)	110,100	50,000
	Other financing to Argentine financial institutions	45,100	40,442
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	501	474
	To the non-financial private sector and foreign residents
	Overdrafts	2,032,986	1,436,292
	Documents	1,805,226	1,412,551
	Mortgage loans	902,734	746,762
	Pledged loans	347,321	262,508
	Personal loans	5,802,442	4,006,592
	Credit cards	1,553,183	950,098
	Other	3,302,223	2,271,756
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	216,888	182,168
	less: Unposted payments		(29)
	less: Unearned discount	(30,121)	(21,246)
	less: Allowances (Note 4.)	(514,910)	(448,045)
		15,910,103	11,096,807

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,545,880	1,284,709
	Amounts receivable from spot and forward sales pending settlement	248,714	37,042
	Securities and foreign currency receivable from spot and forward purchases pending settlement	77,567	536,560
	Unlisted corporate bonds	279,306	123,793
	Receivables from forward transactions without delivery of underlying asset	2,840	5,295
	Other receivables not covered by debtors classification standards	642,223	635,280
	Other receivables covered by debtors classification standards	40,280	41,835
	Accrued interest receivables covered by debtors classification standards
	less: Allowances (Note 4.)	(237,513)	(231,219)
		3,599,297	2,433,295

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	249,081	271,470
	Accrued interest and adjustments	4,339	6,230
	less: Allowances (Note 4.)	(6,021)	(3,649)
		247,399	274,051

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	557	531
	Other	10,789	10,925
	less: Allowances (Note 4.)	(1,676)	(1,497)
		9,670	9,959

G.	OTHER RECEIVABLES
	Receivables from sale of assets	7,229	12,231
	Minimum presumed income tax - Tax Credit		10,280
	Other	605,691	357,483
	Accrued interest and adjustments receivable on receivables from sale of assets	330	481
	Other accrued interest and adjustments receivables	290
	less: Allowances (Note 4.)	(16,529)	(13,980)
		597,011	366,495

H.	BANK PREMISES AND EQUIPMENT, NET	445,531	433,625

I.	OTHER ASSETS	181,256	114,342

J.	INTANGIBLE ASSETS
	Goodwill	100,945	55,045
	Organization and development costs	196,352	155,529
		297,297	210,574

K.	ITEMS PENDING ALLOCATION	4,765	2,857

TOTAL ASSETS		33,524,407	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	5,216,109	3,613,924
	From the financial sector	15,776	14,052
	From the non-financial private sector and foreign residents
	Checking accounts	4,178,758	3,275,826
	Savings accounts	4,526,697	3,445,577
	Time deposits	8,714,101	7,711,471
	Investment accounts	178,010	52,286
	Other	518,807	416,503
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	59,135	63,227
		23,407,393	18,592,866

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	1,877	1,897
	Banks and International Institutions	45,506	219,743
	Non-subordinated Corporate Bonds	620,071	601,016
	Amounts payable for spot and forward purchases pending settlement	93,609	492,183
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	2,561,740	1,076,047
	Put options sold premiums	398	80
	Financing received from Argentine financial institutions
	Interfinancing (received call)	30,068	145,000
	Other financing received from Argentine financial Institutions	17,278	18,957
	Accrued interest payables	25	78
	Receivables from forward transactions without delivery of underlying asset	755
	Other	1,173,873	732,686
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	46,083	50,383
		4,591,283	3,338,070

N.	OTHER LIABILITIES
	Fees	447	624
	Other	633,244	883,458
		633,691	884,082

O.	PROVISIONS (Note 4.)	105,830	88,275

P.	SUBORDINATED CORPORATE BONDS	598,470	572,473

Q.	ITEMS PENDING ALLOCATION	7,399	3,987

	MINORITY INTERESTS IN SUBSIDIARIES	27,499	20,684

	TOTAL LIABILITIES	29,371,565	23,500,437

	SHAREHOLDERS' EQUITY	4,152,842	3,358,801

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		33,524,407	26,859,238

Jorge H. Brito
Chairperson

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	15,219,447	12,204,355

Contingent	5,542,009	4,430,261
Guarantees received	5,197,200	3,963,188
Other not covered by debtors classification standards	229	359
Contingent debit-balance contra accounts	344,580	466,714

Control	7,835,246	6,152,834
Receivables classified as irrecoverable	845,119	797,220
Other	6,745,666	5,094,428
Control debit-balance contra accounts	244,461	261,186

Derivatives	1,022,181	1,033,601
Notional value of put options taken		25,229
Notional value of forward transactions without delivery of underlying asset	555,897	461,234
Interest rate swap	157,066	157,917
Derivatives debit-balance contra accounts	309,218	389,221

Trust activity	820,011	587,659
Trust funds	820,011	587,659

CREDIT-BALANCE ACCOUNTS	15,219,447	12,204,355

Contingent	5,542,009	4,430,261
Credit lines granted (unused portion) covered by debtors classification standards	57,533
Other guarantees provided covered by debtors classification standards	66,192	85,213
Other guarantees provided not covered by debtors classification standards	130,684	130,826
Other covered by debtors classification standards	90,171	250,675
Contingent credit-balance contra accounts	5,197,429	3,963,547

Control	7,835,246	6,152,834
Checks to be credited	244,461	261,186
Control credit-balance contra accounts	7,590,785	5,891,648

Derivatives	1,022,181	1,033,601
Notional value of call options sold	17,587	32,905
Notional value of put options sold	54,780	69,900
Notional value of forward transactions without delivery of underlying asset	236,851	286,416
Derivatives credit-balance contra account	712,963	644,380

Trust activity	820,011	587,659
Trust activity credit-balance contra accounts	820,011	587,659

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

A.	FINANCIAL INCOME
	Interest on cash and due from banks	275	363
	Interest on loans to the financial sector	13,668	7,491
	Interest on overdrafts	278,851	340,275
	Interest on documents	146,321	195,069
	Interest on mortgage loans	112,498	104,016
	Interest on pledged loans	51,258	55,081
	Interest on credit card loans	210,058	183,369
	Interest on financial leases	42,991	49,433
	Interest on other loans	1,538,828	1,243,788
	Net income from government and private securities	988,707	1,370,981
	Net income from options	616
	Interest on other receivables from financial intermediation	966	74
	Income from guaranteed loans - Presidential Decree No. 1,387/01	62,053	7,232
	CER (Benchmark Stabilization Coefficient) adjustment	46,176	18,652
	CVS (Salary Variation Coefficient) adjustment	688	728
	Difference in quoted prices of gold and foreign currency	160,209	133,731
	Other	74,275	150,169
		3,728,438	3,860,452

B.	FINANCIAL EXPENSE
	Interest on checking accounts	4,073	16,423
	Interest on savings accounts	19,639	17,094
	Interest on time deposits	954,465	1,146,013
	Interest on interfinancing received loans (received call)	4,444	2,679
	Interest on other financing from financial institutions	6	62
	Interest on other liabilities from financial intermediation	62,889	81,510
	Interest on subordinated bonds	57,381	54,874
	Other interest	1,961	2,692
	Net income from options		1
	CER adjustment	4,890	4,341
	Contribution to Deposit Guarantee Fund	35,151	30,038
	Other	185,271	155,880
		1,330,170	1,511,607

	GROSS INTERMEDIATION MARGIN - GAIN	2,398,268	2,348,845

C.	PROVISION FOR LOAN LOSSES	215,040	197,512

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	96,574	60,741
	Related to deposits	816,100	669,564
	Other commissions	31,084	29,136
	Other	380,783	290,834
		1,324,541	1,050,275

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

		12/31/2010	12/31/2009

E.	SERVICE-CHARGE EXPENSE
	Commissions	80,233	59,216
	Other	205,132	167,383
		285,365	226,599

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,233,898	966,963
	Directors' and statutory auditors' fees	59,391	36,413
	Other professional fees	81,169	65,533
	Advertising and publicity	63,437	46,861
	Taxes	102,547	79,784
	Depreciation of equipment	58,285	53,993
	Amortization of organization costs	43,273	33,317
	Other operating expenses	248,430	216,128
	Other	26,884	23,428
		1,917,314	1,522,420

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,305,090	1,452,589

G.	OTHER INCOME
	Income from long-term investments	6,168	7,618
	Penalty interest	26,775	23,884
	Recovered loans and allowances reversed	69,981	46,921
	CER adjustments	107	74
	Others	64,492	43,480
		167,523	121,977

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	20	20
	Charges for other receivables uncollectibility and other allowances	32,517	21,275
	Amortization of differences related to court orders	17,475	20,633
	Depreciation and loss of other assets	3,662	6,847
	Goodwill amortization	10,305	8,432
	Other	25,561	101,087
		89,540	158,294

	MINORITY INTEREST IN SUBSIDIARIES	(6,868)	(5,092)

	NET INCOME BEFORE INCOME TAX - GAIN	1,376,205	1,411,180

I.	INCOME TAX	365,775	659,250

	NET INCOME FOR THE YEAR - GAIN	1,010,430	751,930

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009
CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	5,396,063	3,523,897
Cash at end of the year	5,990,480	5,396,063
Net increase in cash	594,417	1,872,166

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	3,131,177	(516,662)
Loans
To the financial sector	(51,069)	(2,801)
To the non-financial government sector	(24,793)	58,098
To the non-financial private sector and foreign residents	(2,224,016)	1,630,838
Other receivables from financial intermediation	(1,769,683)	(228,120)
Receivables from financial leases	67,018	170,624
Deposits
From the financial sector	1,725	(8,386)
From the non-financial government sector	1,531,907	(532,281)
From the non-financial private sector and foreign residents	2,011,260	2,083,281
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(119,490)	117,083
Others (except liabilities included under financing activities)	188,107	475,800
Collections related to service-charge income	1,312,098	1,043,723
Payments related to service-charge expenses	(278,375)	(220,860)
Administrative expenses paid	(1,780,237)	(1,405,088)
Payment of organization and development costs	(79,155)	(44,144)
Net collections from penalty interest	26,756	23,874
Differences from payments related to court orders	(20,570)	(30,327)
Collections of dividends from other companies	6,369	6,397
Other collections / (payments) related to other income and losses	64,149	(25,351)
Net payments from other operating activities	(115,183)	(38,934)
Payment of income tax / minimum presumed income tax	(726,269)	(350,396)
Net cash flows generated in operating activities	1,151,726	2,206,368

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009
Investing activities
Net payments for bank premises and equipment	(57,434)	(34,329)
Net payments for other assets	(69,191)	(1,080)
Payments from purchases of investments in other companies (1)	(91,856)
Collections from sales of investments in other companies		150
Other collections / (payments) for investing activities	12,076	(8,138)
Net cash flows used in investing activities	(206,405)	(43,397)

Financing activities
Net payments for:
Non-subordinated corporate bonds	(56,372)	(108,424)
Central Bank of Argentina:
Other	(19)	(76,814)
Banks and International Institutions	(176,042)	(22,318)
Subordinated corporate bonds	(58,827)	(56,225)
Financing received from Argentine financial institutions	(1,685)	(5,171)
Payment of dividends	(208,124)	(148,350)
Other payments from financing activities
Own shares reacquired		(56,665)
Net cash flows used in financing activities	(501,069)	(473,967)

Financial income and holding gains on cash and cash equivalents	150,165	183,162

Net increase in cash	594,417	1,872,166

(1) See Note 2.7. to the stand-alone financial statements.

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009

COMMERCIAL

In normal situation	7,762,398	5,369,950
With Senior “A” guarantees and counter-guarantees	322,597	227,375
With Senior “B” guarantees and counter-guarantees	1,001,760	677,310
Without Senior guarantees or counter-guarantees	6,438,041	4,465,265

Subject to special monitoring	36,240	114,424
In observation
With Senior “B” guarantees and counter-guarantees	5,690	5,805
Without Senior guarantees or counter-guarantees	10,745	104,281
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees	547	3,932
Without Senior guarantees or counter-guarantees	19,258	406

Troubled	2,799	51,007
With Senior “B” guarantees and counter-guarantees	1,791	7,872
Without Senior guarantees or counter-guarantees	1,008	43,135

With high risk of insolvency	23,104	54,763
With Senior “A” guarantees and counter-guarantees		561
With Senior “B” guarantees and counter-guarantees	15,990	8,504
Without Senior guarantees or counter-guarantees	7,114	45,698

Irrecoverable	63,400	12,744
With Senior “B” guarantees and counter-guarantees	3,890	2,429
Without Senior guarantees or counter-guarantees	59,510	10,315

Subtotal Commercial	7,887,941	5,602,888

Jorge H. Brito
Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010	12/31/2009

CONSUMER

Performing	8,959,435	6,355,377
With Senior “A” guarantees and counter-guarantees	29,291	28,392
With Senior “B” guarantees and counter-guarantees	707,689	719,501
Without Senior guarantees or counter-guarantees	8,222,455	5,607,484

Low risk	101,963	99,822
With Senior “A” guarantees and counter-guarantees	76	23
With Senior “B” guarantees and counter-guarantees	8,995	12,143
Without Senior guarantees or counter-guarantees	92,892	87,656

Medium risk	72,172	89,545
With Senior “A” guarantees and counter-guarantees	1
With Senior “B” guarantees and counter-guarantees	6,928	12,836
Without Senior guarantees or counter-guarantees	65,243	76,709

High risk	143,096	140,838
With Senior “A” guarantees and counter-guarantees	8	191
With Senior “B” guarantees and counter-guarantees	8,532	11,513
Without Senior guarantees or counter-guarantees	134,556	129,134

Irrecoverable	54,455	47,906
With Senior “B” guarantees and counter-guarantees	12,750	9,758
Without Senior guarantees or counter-guarantees	41,705	38,148

Irrecoverable according to Central Bank's rules	412	404
With Senior “A” guarantees and counter-guarantees	38	2
Without Senior guarantees or counter-guarantees	374	402

Subtotal Consumer	9,331,533	6,733,892

Total	17,219,474	12,336,780

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito
Chairperson

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA standards - Communiqué “A” 2227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets, the statements of income and cash flows as of December 31, 2010, and 2009, with the financial statements of Banco del Tucumán S.A., Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.), Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Comunes de Inversión S.A.) and Sud Inversiones y Análisis S.A., as of those dates. Additionally, as from September 20, 2010, the Bank consolidated its financial statements with those of Banco Privado de Inversiones S.A. (see Note 2.7. to the Bank’s stand-alone financial statements).

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in Note 3 to the Bank’s stand-alone financial statements. In addition, the Bank made certain reclassifications of the financial statements as of December 31, 2009, for the sole purpose of comparing them with these financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2010):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	35,925,820	98.000%	98.000%	99.985%	99.985%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A.	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Banco Macro S.A.’s indirect equity interest derives from Sud Inversiones y Análisis S.A. and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 1,038).

(c)	Consolidated with Macro Fondos SGFCI S.A. (percentage of capital stock and votes 80.90%).

(d)	The indirect equity interest of Banco Macro S.A comes from Sud Inversiones & Análisis S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to BCRA rules.  Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of December 31, 2010 and 2009.

b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)
The amounts of the accounts in the statement of income for the years ended December 31, 2010, and 2009, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of year and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of December 31, 2010, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	188,221	748,329

Liabilities	141,926	564,269

Shareholders’ equity	46,295	184,060

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of December 31, 2010:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A. (1)	Macro Bank Limited (2)	Other subsidiaries (3)	Eliminations	Banco Macro S.A. consolidated

Assets	30,771,122	2,529,463	222,251	748,329	87,272	834,030	33,524,407

Liabilities	26,618,280	2,258,358	137,094	564,269	46,788	253,224	29,371,565

Shareholders’ equity	4,152,842	271,105	85,157	184,060	40,484	580,806	4,152,842

Income (loss)	1,010,430	67,890	(494)	19,483	11,498	98,377	1,010,430

1)	Income (loss) is for the 3-month 10-day period ended December 31, 2010.

2)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

3)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Sud Inversiones & Análisis S.A.

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days as from their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the statement of cash flows with the related balance sheets accounts as of December 31, 2010, and 2009:

	12/31/2010	12/31/2009

Cash	5,202,004	5,016,192

Government and private securities

Holdings for trading or financial intermediation	198,790	379,871

Instruments issued by Central Bank of Argentina	589,686

Cash and cash equivalents	5,990,480	5,396,063

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

As of December 31, 2010, and 2009, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 40,899 and 36,250, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of December 31, 2010, the Bank capitalized income tax prepayments for 26,204 for 2010 tax year, which were recorded in the Other receivables account.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

As of December 31, 2010, and 2009, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it booked NOLs as of those dates in the amount of 550 and 24,796, respectively, setting a minimum presumed income tax accrual as of those dates totaling 465 and 925, respectively. Additionally, as of the date of these financial statements the subsidiary booked a minimum presumed income tax credit of 3,568, which was fully accrued and prepayments totaling 589 for tax year 2010, which were booked under Other receivables.
3.	RESTRICTED ASSETS

In addition to the assets broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2010, and 2009, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones for an amount of 25,254 and 25,006, respectively.

b)	Other receivables

As of December 31, 2010, and 2009, this includes other receivables in the amount of 4,984 and 2,178, respectively.

3.2	Banco Privado de Inversiones S.A.:

a)	Other receivables from financial intermediation

a.1)
As of December 31, 2010, and 2009, Banco Privado de Inversiones S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in BCRA for transactions related to the electronic clearing houses and similar ones in the amounts of 1,550 and 9,214, respectively.

a.2)	As of December 31, 2010, and 2009, it keeps certain amounts related to credit card customers consumptions abroad as securities amounting to 1,257 and 7,211, respectively.

b)	Other receivables

b.1)
As of December 31, 2010, and 2009, it carries as guaranty mainly transactions carried out on institutional markets, credit card transactions, trust activities and lease guaranties amounting to 7,724 and 12,111, respectively.

b.2)	As of December 31, 2010, and 2009, includes other security deposits in the amount of 827.

3.3	Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

As of December 31, 2010, and 2009, this includes other investments in other companies in the amount of 1,453.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2010:

	Balances at beginning of	Increases	Decreases		Balances at
Item	Year	(1)	Charge off	Reversals	end of year

Allowances

For government and private securities	44	6		47	3

For loans	448,045	254,010	158,398	28,747	514,910

For other receivables from financial intermediation	231,219	11,756	2,004	3,458	237,513

For receivables from financial leases	3,649	3,298		926	6,021

For investments in other companies	1,497	277		98	1,676

For other receivables	13,980	3,881	351	981	16,529

Total	698,434	273,228	160,753	34,257	776,652

Provisions

For contingent commitments	966			182	784

For negative goodwill	483			483

For other contingencies	66,847	34,492	10,257	509	90,573

Difference from court deposits dollarization	19,979	2,194	7,613	87	14,473

Total	88,275	36,686	17,870	1,261	105,830

(1)  Includes allowances as of the acquisition of Banco Privado de Inversiones S.A.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2010, and 2009:

Type of contract / underlying asset	12/31/2010	12/31/2009

Futures / Foreign currency	708,037	661,610

Repo transactions	2,481,016	1,581,008

Forwards / Foreign currency	74,712	86,039

Options / BODEN coupons	54,780	69,900

Swap / Other	157,066	157,917

Options / Other	17,587	47,259

Futures / Rate	10,000

Options / Foreign currency		10,875

In addition, positions of transactions effective as of December 31, 2010, and 2009, are as follows:

Transaction	12/31/2010	12/31/2009

Net liability position of repurchase agreements	(2,479,037)	(539,658)

Net asset position of forward transactions without delivery of the underlying asset	319,046	174,818

Interest rate swap	157,066	157,917

Position of put options sold on BODEN 2012 and 2013 coupons	54,780	69,900

Position of call options sold	17,587	32,905

Position of put options taken		25,229

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial statements, as of December 31, 2010, and 2009, Banco del Tucumán S.A., manages the following portfolios:

a)	The trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 9,651 and 10,111, respectively.

b)	The trust agreement Fideicomiso Financiero BATUC I for a total amount of 17,253 and 17,903, respectively.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish – See Note 23 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except for where indicated)

7.	TRUST AGREEMENTS

In addition to the statements mentioned in Note 15 to the Bank’s stand-alone financial statements, the subsidiaries are related to different types of trusts.  The different types of trust agreements, according to the Bank’s business purpose, are disclosed below.

7.1.	Financial trusts for investment purposes:

In addition to the disclosures made in Note 15 to the Bank’s stand-alone financial statements, the subsidiaries had the following certificates of participation recorded in their financial statements as of December 31, 2010, and 2009:

Financial trust	12/31/2010	12/31/2009

Certificates of participation:
TST & AF (a)	42,404	43,617
Other	14,403	6,136
Total certificates of participation	56,807	49,753

(a)	TST & AF Trust

As of December 31, 2010, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them. As of December 31, 2009, Macro Bank Limited was the beneficiary of 46.67% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. was the beneficiary of 50% of them.

7.2.	Trusts created using financial assets transferred by the Bank

The subsidiaries, Banco del Tucuman S.A. and Banco Privado de Inversiones S.A., transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the entities´ lending capacity.

As of December 31, 2010, and 2009, the trusts’ assets managed amount to about 1,177 and 489, respectively.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration)

As mentioned in Note 15.4. to the stand-alone financial statements, in these trusts the Bank only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2010, and 2009, the trusts’ assets managed amount to 631,296 and 413,839, respectively.

Jorge H. Brito
Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings in investment accounts
- Local
Federal government bonds in pesos – Maturity: 2014			222,169
Federal government bonds in pesos at Badlar Private + 2,75 – Maturity: 2014			191,384
Secured bonds under Presidential Decree No. 1,579/02			178,979
Federal Government bonds in US dollars at 7% - Maturity: 2015			38,881
Discount bonds denominated in pesos - Maturity: 2033			18,207
Consolidation bonds in pesos – Sixth series			5,350
Federal government bonds in US dollars at Libor - Maturity: 2012			1,784
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)			1,594
Federal government bonds in US dollars at Libor - Maturity: 2013			562
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)			461
Subtotal holdings in investment accounts			659,371

Holdings for trading or financial intermediation
- Local
Federal government bonds in pesos at Badlar Private + 2,75 – Maturity: 2014	201,915	201,915	1,464
Federal government bonds in US dollars at Libor - Maturity: 2012	42,466	42,466	52,874
Secured bonds under Presidential Decree No. 1,579/02	40,988	40,988	1,433
Consolidation bonds in pesos – Sixth series	19,163	19,163	382
Discount bonds denominated in pesos - Maturity: 2033	11,753	11,753	9,752
Consolidation bonds of social security payables in pesos – Fourth Series	7,029	7,029	7,525
Federal government bonds in pesos - Maturity: 2014	3,674	3,674	6,579
Federal Government bonds in US dollars at 7% - Maturity: 2015	1,640	1,640	1,544
Federal government bonds in US dollars at Libor - Maturity: 2013	1,113	1,113	345
Federal government bonds in pesos 10,50% – Vto 2012	1,059	1,059	189
Other	2,992	2,992	3,098
Subtotal local holdings for trading or financial intermediation		333,792	85,185

- Foreign
Treasury Bill - Maturity: 01-06-11		198,790
Treasury Bill - Maturity: 01-14-10			379,666
Subtotal foreign holdings for trading or financial intermediation		198,790	379,666
Subtotal holdings for trading or financial intermediation		532,582	464,851
Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013	2,299,088	2,299,088
Federal government bonds in US dollars at 7% - Maturity: 2017			1,046,220
Subtotal government securities under repo transactions with Central Bank of Argentina		2,299,088	1,046,220

Unlisted government securities
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011		50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011		49,575
Federal government bonds in pesos at Badlar Private + 3,50 - Maturity: 2013		46,350	44,541
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		17,498	19,160
Federal government bonds in pesos at variable rate - Maturity: 2013		7,523	9,738
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015		2,455	3,820
Province of Tucumán bonds - First series in pesos - Maturity: 2018		1,565	1,984
Other		3	206
Subtotal unlisted government securities		175,053	79,449

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-12		83,923
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-11		12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-11		7,514	14,652
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-11		7,027
Subtotal Central Bank of Argentina Bills - Under repo Transactions		110,676	14,652

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-11	310,016	310,016
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-12-11	229,455	229,455
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-05-11	54,888	54,888
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-23-11	48,467	48,467
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-16-11	19,708	19,708
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-19-11	19,415	19,415
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-28-10			196,021
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		681,949	196,021

Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-11		147,361
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-26-11		35,897
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-09-11		20,801
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-11		1,951
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-19-10			733,492
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-10-10			535,929
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-27-10			297,480
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-14-10			193,187
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-07-10			193,084
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-13-10			99,532
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-10-10			98,528
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-05-10			95,608
Subtotal Central Bank of Argentina Internal Bills – Unlisted – Own Portfolio		206,010	2,246,840

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-25-10			34,200
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-10-10			23,101
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-06-10			7,728
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-20-10			3,435
Subtotal Central Bank of Argentina Notes - Listed - Own portfolio			68,464
Subtotal instruments issued by the Central Bank of Argentina		998,635	2,525,977

Jorge H. Brito
Chairperson

EXHIBIT I
(Continued)
CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF DECEMBER 31, 2010 AND 2009
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	12/31/2010		12/31/2009
	Market
Name	Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		998,635	2,525,977

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11		18,401
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 06-08-11		18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-11		9,083
Subtotal Central Bank of Argentina Notes - Under repo Transactions		45,797

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 05-26-11		610,879
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 01-05-11		567,409
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 01-26-11		513,541
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 05-11-11		409,140
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 04-13-11		309,625
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 07-13-11		303,436
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 02-16-11		203,937
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 03-30-11		40,319
Central Bank of Argentina Notes in pesos with variable Badlar rate – Maturity: 05-18-11		3,048
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 05-05-10			513,459
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 03-31-10			449,873
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 01-13-10			360,842
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 02-17-10			344,377
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 04-21-10			251,148
Central Bank of Argentina Internal Notes in pesos with variable Badlar rate – Maturity: 01-20-10			204,745
Subtotal Central Bank of Argentina Notes - Unlisted - Own portfolio		2,961,334	2,124,444
Total Instruments issued by the Central Bank of Argentina		4,005,766	4,650,421
Total Government securities		7,012,489	6,900,312

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	17,588	17,588
Others			773
Total investment in listed private securities		17,588	773

Total government and private securities (1)		7,030,077	6,901,085

(1)  As of December 31, 2010 and 2009,  the Bank booked allowances for impairment in value amounting for 3 and 44, respectively.

Jorge H. Brito
Chairperson

EARNINGS DISTRIBUTION PROPOSAL
FOR THE FISCAL YEAR
ENDED DECEMBER 31, 2010
(Translation of financial statements originally issued in Spanish -
See note 23 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS	2,390,745
To legal reserve (20% of 1,010,430)	(202,086)
SUBTOTAL 1	2,188,659
To the reserve under Central Bank rules - Special for subordinated corporate bonds (1)	(58,146)
Adjustment (Points 2.1.1. and 2.1.2. of "Distribution of earnings") (2)	(69,660)
SUBTOTAL 2	2,060,853

DISTRIBUTABLE AMOUNT (3)	1,785,335

DISTRIBUTED EARNINGS
To cash dividends
- Outstanding common stock (Ps. 0.85 s/ 594,485)	505,312

UNDISTRIBUTED EARNINGS	1,280,023

(1) See Note 21.b).
(2) See Note 21.d).
(3) Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2010, also considering the restrictions further described in note 21. as established by Central Bank rules regarding "Distribution of earnings".

Jorge H. Brito
Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 1, 2011

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director